Exhibit 99.1

NYSE:MMA - MMA.INC Engages Generation IACP to Strengthen Market Surveillance and Protect Shareholders

Company to use The Bracket™ platform to monitor trading patterns, identify potential abnormalities and support market transparency

New York, NY – SEPTEMBER 17, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company”), doing business as MMA.INC, today announced that it has entered into a service agreement with Generation IACP Inc. to provide enhanced monitoring, analysis and reporting of trading activity in the Company’s ordinary shares.

The engagement forms part of MMA.INC’s broader commitment to market integrity, strong corporate governance and the protection of shareholder interests.

Through Generation IACP’s The Bracket™ platform, professional traders will conduct ongoing analysis of trading patterns, market-participant behaviour and significant institutional share movements. Generation IACP will apply proprietary methodologies designed to identify potential abnormalities and activity associated with aggressive selling, short selling, anonymous trading and potentially prohibited trading practices.

The engagement will give MMA.INC’s Board and management more timely and granular insight into the trading of the Company’s shares, strengthen the Company’s ability to identify activity warranting further scrutiny and provide an evidentiary basis for determining whether additional action is appropriate.

Nick Langton, Founder and Chief Executive Officer of MMA.INC, said:

“Protecting shareholder interests requires active oversight of how our securities trade, careful scrutiny of unusual activity and a readiness to act when credible evidence emerges.

“MMA.INC will not be a passive observer where trading activity raises legitimate concerns. Under this engagement, trading in our shares will be subject to enhanced professional monitoring and rigorous, data-driven analysis. Market participants should understand that anomalous activity may be identified, analyzed and documented.

“Our position is straightforward: we support a fair, transparent and orderly market for MMA shares. If this work produces substantiated evidence of misconduct, we will act promptly and firmly through every appropriate market, legal, regulatory or enforcement channel available to the Company.”

MMA.INC intends to evaluate all material findings with its legal and other advisers. Where warranted, the Company may refer relevant information to market operators, broker-dealers, regulators or other enforcement authorities and pursue any additional measures considered appropriate to protect the Company and its shareholders.

The Company has not reached any conclusion that unlawful trading has occurred. The purpose of the engagement is to establish the facts through rigorous professional analysis and ensure MMA.INC is equipped to respond decisively to any credible evidence identified.

About Generation IACP Inc. and The Bracket™

Generation IACP Inc. is a Canadian investment dealer and member of the Canadian Investment Regulatory Organization. Its issuer-services platform, The Bracket™, provides publicly listed companies with market surveillance, trading analytics and timely reporting designed to improve their understanding of market activity and identify anomalous trading patterns.

For more information, visit www.bracketreport.com.

About Mixed Martial Arts Group Limited

Mixed Martial Arts Group Limited (NYSE American: MMA), doing business as MMA.INC, is building the participation and technology platform for the global martial arts and combat sports industry, connecting practitioners, gyms, coaches, content, commerce and payments.

As of July 2026, MMA.INC’s platform assets included 5 million+ social media followers, 680,000 user profiles, 107,694 registered student profiles, 27,651 monthly active users and 15,326 published gym profiles, including 996 verified and 389 paying academies. The platform also recorded approximately 80,000 monthly check-ins and an annualized payments run rate of approximately US$21 million based on May 2026 processing volumes.

●	A Connected Participation Platform: MMA.INC brings together gym software, payments, training, community, content and commerce through assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com.
●	A Growing Participation Network: Over the prior 18 months, registered student profiles increased approximately 101%, monthly active users approximately 89% and paying academies approximately 260%.
●	Built to Aggregate the Sector: MMA.INC’s strategy is to connect the fragmented martial arts participation economy through a unified digital identity and ecosystem designed to deepen engagement and expand monetization across software, payments, programs, memberships, partnerships and commerce.

For more information, visit www.mma.inc

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Sections 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934. Words such as “believe,” “may,” “estimate,” “anticipate,” “intend,” “plan,” “could,” “target,” “potential,” “will,” “expect” and similar expressions are intended to identify forward-looking statements. These statements include, without limitation, statements regarding the anticipated scope, benefits and results of the Company’s engagement with Generation IACP; the ability of the monitoring and analysis to identify anomalous or potentially improper trading activity; the Company’s evaluation of any findings; any market, legal, regulatory or enforcement action the Company may take; and MMA.INC’s strategy, plans and objectives, growth and monetization of its platform, increased penetration of existing users, students, gyms and other platform assets, development and adoption of products and programs, partnerships, geographic expansion, acquisitions, strategic investments, payment volumes, and future revenue, margins, operating performance and financial condition. Forward-looking statements are based on management’s current expectations, assumptions and estimates and are subject to known and unknown risks and uncertainties that may cause actual results to differ materially. These include, among others, the Company’s ability to manage growth; the adoption and commercialization of its products and services; its dependence on gyms, academies, members, partners and key relationships; competition; execution and integration risks associated with acquisitions; regulatory developments; macroeconomic conditions; access to capital; and the risks described in the Company’s Annual Report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. There can be no assurance that the engagement with Generation IACP will identify improper or unlawful activity, identify any responsible party, produce conclusive findings, result in any referral, investigation or legal or regulatory action, or affect the trading market or price of the Company’s ordinary shares. Available trading data may be incomplete or inconclusive, and trading patterns that appear unusual may result from lawful activity. There can be no assurance that any forward-looking outcome will be achieved. MMA.INC’s products and business lines are at varying stages of development, commercialization and adoption, and certain products, services or features may be modified, delayed or discontinued. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update or revise any forward-looking statement except as required by applicable law.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc

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